UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of   February 2006

Commission File Number 0-29586

 EnerNorth Industries Inc.
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes     No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)

Date: February 15, 2006           By:____”Sandra J. Hall”____ ______
Sandra J. Hall,
President, Secretary & Director

EnerNorth Industries Inc.

EnerNorth Reports on Second Quarter Results

Toronto, Canada - February 14, 2006 - EnerNorth Industries Inc. (AMEX: ENY, Frankfurt Stock Exchange: EPW1) (www.enernorth.com) (“EnerNorth” or the “Company”) announces that it has filed its unaudited consolidated financial statements and management’s discussion and analysis for the second quarter ended December 31, 2005, expressed in Canadian dollars. Below is a summary of financial and operational highlights for the second quarter ending December 31, 2005. For full details of EnerNorth’s unaudited interim financial results and management’s discussion and analysis please visit www.sedar.com or www.sec.gov.

	Six Months Ending December 31			Three Month Ending December 31
	2005	2004	% Change	2005	2004	% Change
FINANCIAL INFORMATION:
Oil and gas revenue	705,112	482,109	46%	379,865	261,352	45%
Less: royalties	91,916	91,944	0%	53,751	34,597	55%
Net revenue	613,196	390,165	57%	326,114	226,755	44%
Net loss from operations before discontinued operations	(163,583)	(684,644)	-76%	(158,974)	(470,909)	-66%
Income and gain on disposition of discontinued operations	-	224,988	-100%	-	(77,945)	-100%
Net loss	(163,583)	(459,656)	-64%	(158,974)	(548,854)	-71%
Net loss from continuing operations per share	(0.04)	(0.17)	-76%	(0.04)	(0.12)	-66%
Net loss per share	(0.04)	(0.11)	-64%	(0.04)	(0.14)	-71%
Total assets	15,538,336	13,184,292	18%	15,538,336	13,184,292	18%
Total financial liabilities	8,621,945	12,891,356	-33%	8,621,945	12,891,356	-33%
OPERATIONS:
Average Daily Production
Natural gas (mcf per day)	211	320	-34%	212	342	-38%
Natural gas liquids (bbls per day)	15	8	88%	16	8	100%
Crude oil (bbls per day)	11	9	22%	11	16	-31%
Total (boe per day)	62	70	-11%	62	81	-23%
Average Commodity Prices
Natural gas ($/mcf)	$ 11.23	$ 5.97	88%	$ 12.95	$ 5.98	117%
Natural gas liquids ($/bbl)	$ 46.14	$ 41.26	12%	$ 45.52	$ 32.14	42%
Crude oil ($/bbl)	$ 67.28	$ 44.42	51%	$ 67.28	$ 42.19	59%
Total ($/boe)	$ 62.03	$ 37.54	65%	$ 66.32	$ 36.77	80%
Royalties
Natural gas ($/mcf)	$ 1.20	$ 1.11	8%	$ 1.42	$ 1.48	-4%
Natural gas liquids ($/bbl)	$ 10.83	$ 12.00	-10%	$ 11.39	$ 11.23	1%
Crude oil ($/bbl)	$ 7.01	$ 5.44	29%	$ 8.61	$ 6.07	42%
Total royalties ($/boe)	$ 8.09	$ 7.16	13%	$ 9.38	$ 8.58	9%
Production costs
Natural gas ($/mcf)	$ 3.28	$ 4.08	-20%	$ 3.15	$ 4.27	-26%
Natural gas liquids ($/bbl)	$ 6.61	$ 7.92	-17%	$ 7.34	$ 5.71	29%
Crude oil ($/bbl)	$ 25.14	$ 8.89	183%	$ 26.49	$ 34.03	-22%
Total production costs ($/boe)	$ 17.39	$ 20.75	-16%	$ 16.98	$ 24.93	-32%
Netback by Product
Natural gas ($/mcf)	$ 6.75	$ 0.78	765%	$ 8.38	$ 0.23	3543%
Natural gas liquids ($/bbl)	$ 28.70	$ 21.34	34%	$ 26.79	$ 15.20	76%
Crude oil ($/bbl)	$ 35.13	$ 30.09	17%	$ 32.18	$ 2.09	1440%
Netback ($/boe)	$ 36.55	$ 9.63	280%	$ 39.96	$ 3.26	1126%

A Boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation.

About EnerNorth Industries Inc.
EnerNorth is a junior oil and gas company carrying out operations through production, development and exploration of oil and gas in the Western Sedimentary Basin, Canada.

There are approximately 4.074 million shares issued and outstanding in the capital of the Company.

For further information contact:
Scott T. Hargreaves, CA, CFA
Chief Financial Officer
Telephone: (416) 861-1484
 www.enernorth.com

Certain statements contained herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these “forward-looking” statements to reflect new events or circumstances.

Suite 1502, 1 King Street West, Toronto, Ontario, M5H 1A1 Telephone: 416 861-1484, Facsimile: 416 861-9623 www.enernorth.com